BJB 3/6

3/11

03013764

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Natexis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 34th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Cosmo Vacca — 212-872-5022
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING SECTION
MAR 05 2003
WASH, D.C. 155

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MAR 21 2003

AFFIRMATION

I, Spiros Tsaketas, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Natexis Securities, Inc. as of December 31, 2002 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Spiros Tsaketas FIN OP — 2/28/03 Date

Subscribed and sworn to before me,
this 28 day of February 2003

Notary Public

JANNINE STEHLE
Notary Public, State of New York
No. 01ST5049207
Qualified in New York County
Commission Expires April 18, 2006

NATEXIS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Natexis Banques Populaires)
(SEC I.D. No. 8-50969)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Natexis Securities, Inc.

We have audited the accompanying statement of financial condition of Natexis Securities, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Natexis Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2003

NATEXIS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Natexis Banques Populaires)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 303,265
Deposit with clearing broker	100,518
Receivable from clearing broker	28,449
NASD Membership, at cost	2,100
Furniture and Equipment	
(less accumulated depreciation of $25,665)	28,261
Prepaid expenses	6,663
Other assets	2,498
Income tax receivable	13,449
TOTAL ASSETS	$ 485,203

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	9,507
Accounts payable and accrued expenses	47,124
Total Liabilities	56,631
STOCKHOLDER'S EQUITY:	
Common stock $.01 par value, authorized 20,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	2,007,999
Accumulated deficit	(1,579,428)
Total Stockholder's Equity	428,572
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 485,203

See notes to statement of financial condition.

NATEXIS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Natexis Banques Populaires)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. THE COMPANY

Natexis Securities, Inc. (the "Company") is a wholly-owned subsidiary of Natexis Banques Populaires (the "Parent"), which engages in banking, securities and investment advisory activities. The Parent is a subsidiary in the Natexis Banques Populaires Group (the "Group") in France. The Company, which was incorporated on March 12, 1998, received regulatory approval on October 6, 1998 and began operations on January 4, 1999, as a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not hold monies or securities for customers, as all customer securities transactions are introduced to another broker-dealer who carries such accounts and clears such transactions on a fully disclosed basis.

The Company will effect trades in debt instruments and equity securities issued by both U.S. and foreign issuers in the secondary market only. Institutional customers include banks, other broker-dealers, investment banks, mutual funds, hedge funds and investment managers.

The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, BNY Clearing Services LLC ("BNY"). The Company clears transactions on a fully disclosed basis through BNY, a U.S. registered broker-dealer. BNY takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash - Cash includes interest earning deposits with maturities of less than three months.

Premises and Equipment - Furniture, fixtures and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation, which commences when the related premises or equipment is placed into service, is computed using the straight-line method over the estimated useful life of the assets.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions regarding the reported amounts of assets and liabilities and other matters that affect the financial statements and related disclosures. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Income Taxes - The Company accounts for income taxes utilizing the asset and liability approach.

Securities transactions - Security transactions are recorded on a trade date basis.

New Accounting Pronouncements - In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"),"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect

Guarantees of Indebtedness of Others." FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The Company believes that FIN 45 will not have a material impact on the financial position.

In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51." FIN 46 provides guidance on the consolidation of entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for entities created after January 31, 2003. The provisions of FIN 46 should be applied to entities created before February 1, 2003 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company will adopt FIN 46 as required in 2003 and believes that FIN 46 will not have a material impact on the financial position.

3. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company maintains cash accounts with the Group for operating requirements. At December 31, 2002 the cash account balance with the Group was an overdraft of $9,507.

4. INCOME TAXES

As of December 31, 2002, there were approximately $1,501,795 in federal and $128,241 of New York State net operating loss ("NOL") carryforwards for tax purposes, which may be applied against future taxable income through 2021.

The NOL carryforwards create a deferred tax asset of $537,208 for the Company. The Company recorded a valuation allowance of $537,208 against the entire deferred tax asset as of December 31, 2002, which relates to Federal and New York State NOL carryforwards. During the year, the valuation allowance increased by approximately $51,566 due to a taxable loss generated by the Company for Federal and New York State purposes. The valuation allowance was established due to the opinion of management that it is more likely than not these federal and state carryforwards will not be utilized in future years.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's policy is to carry financial instruments at fair value or at amounts which approximate fair value.

6. CREDIT RISK

The Company engages in various securities activities with a diverse group of counterparties through the Company's clearing broker. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

7. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service as defined in the plan. Eligible employees are vested for the matched amount over a four year step period. The vesting schedule would be 25% in year one, 50% in year two, 75% in year three and 100% in year four.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. At December 31, 2002, the Company had net capital of $345,152, which was $245,152 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

9. SUBSEQUENT EVENTS

On December 06, 2002, Natexis Banques Populaires acquired Arnhold S. Bleichroeder, Inc., a registered broker dealer. The acquired firm renamed to Natexis Bleichroeder, Inc., operates in essentially the same markets as the Company and therefore, Natexis Securities, Inc. intends to file a notice of withdrawal of their broker dealer status with their primary regulator, the National Association of Securities Dealers, Inc. in the first quarter of 2003.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 26, 2003

To the Board of Directors and Stockholder of
Natexis Securities, Inc.

In planning and performing our audit of the financial statements of Natexis Securities, Inc. (the "Company") for the year ended December 31, 2002, on which we issued our report dated February 26, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP